FIRST AMENDMENT
TO
EMPLOYMENT CONTRACT

WHEREAS, SUN LINE INDUSTRIAL LIMITED (the “Company”) has entered into an employment agreement (the “Agreement”) with CHIN HIEN TAN (the “Executive”), dated February 4, 2010;

WHEREAS, the Company is a wholly-owned subsidiary of Plastec International Holdings Limited (“Plastec”);

WHEREAS, GSME ACQUISITION PARTNERS I (“GSME”) and Plastec have entered into an Amended and Restated Agreement and Plan of Reorganization, dated September 13, 2010, as amended on December 9, 2010 (“Merger Agreement”), pursuant to which Plastec will become a wholly-owned subsidiary of GSME (the “Merger”) and as a result of the Merger, the Company will become an indirect wholly-owned subsidiary of GSME;

WHEREAS, the Company and the Executive desire to amend the Agreement in connection with the Merger;

NOW, THEREFORE, in consideration of the mutual promises, terms, covenants and conditions set forth herein and the performance of each, the parties hereby agree to amend the Agreement as follows:

1.	Section I, “Position,” is hereby deleted in its entirety and replaced with the following:

1. Position :
Executive shall serve as General Manager of the Company. The Executive will also serve as Chief Operating Officer of GSME and such other positions as now or hereafter held with other subsidiaries of Plastec. Executive hereby agrees to devote his full business time, attention and efforts to promote and further the business of Plastec and its subsidiaries, including the Company (collectively, the “Plastec Group”) and not to be engaged in any other business activity pursued for gain, profit or other pecuniary advantage without the prior written consent of the Board of Directors of GSME (the “Board”).

2.	Section 5, “Termination,” is hereby deleted in its entirety and replaced with the following:

5. Termination :	This Agreement shall terminate on the third anniversary of the closing of the Merger, subject to earlier termination as provided herein:

(a) Death. The death of Executive shall immediately terminate this Agreement.

(b) Disability. If, as a result of Executive’s incapacity due to physical or mental illness, Executive shall not have performed his duties hereunder on a full-time basis for ninety (90) days or more in any one hundred twenty (120) day period, Executive’s employment under this Agreement may be terminated by the Company upon thirty (30) days written notice if Executive is unable to resume his full time duties at the conclusion of such notice period.

(c) Termination by the Company.

(i)     For Cause. The Company may terminate this Agreement immediately upon written notice to Executive for cause, which shall be: (1) Executive’s conviction of, or plea of nolo contendere to, a felony or other crime involving moral turpitude; (2) Executive’s breach of any fiduciary duty owed to the Company or Plastec or their affiliates, or breach of the provisions of Section 14 or Section 18 hereof, (3) any other material breach by Executive of this Agreement that is not cured within ten (10) days of written notice to Executive, or (4) Executive’s commission of (A) any act of willful dishonesty or fraud, (B) any act of embezzlement or other misappropriation of Company assets, or (C) gross negligence or intentional nonperformance of duties, so long as such breach or matter is not corrected or cured to the Company’s reasonable satisfaction within ten (10) days of notice to Executive thereof.

(ii)    Without Cause. In addition to the provisions of Section 5(c)(i), the Company may, at any time, terminate this Agreement upon giving ninety (90) days’ written notice to Executive, if such termination is approved by a majority of the Board.

(d)  Termination by Executive. Executive may terminate this Agreement (A) for cause immediately upon giving written notice to the Company for cause in the event of (1) a material breach by the Company of the terms of this Agreement, (2) the duties with which the Board has assigned Executive are no longer commensurate with his position as the General Manager of the Company or Chief Operating Officer of GSME in tandem with other positions/offices incidental thereto, or (3) a material change in the aggregate benefits provided to Executive (other than reductions in benefits which apply to all employees of the Company, generally); or (B) without cause, at any time, upon giving ninety (90) days’ written notice to the Company.

(e)  Payment Through Termination. Upon termination of this Agreement (A) for reasons specified in Section 5(a) or (b) or by the Company for cause pursuant to Section 5(c)(i) or by Executive without cause pursuant to Section 5(d)(B), Executive (or Executive’s estate, as applicable) shall be entitled to receive all benefits and reimbursements accrued right up to and due through the effective date of termination and all other rights and obligations under this Agreement shall cease as of the effective date of termination; (B) by the Company without cause pursuant to Section 5(c)(ii) or by Executive for cause pursuant to Section 5(d)(A), aside from entitling to receive all benefits and reimbursements accrued right up to and due through the effective date of termination, Executive shall nevertheless be entitled to receive all applicable compensation and benefits (including bonuses and such other executive perquisites) which would have been accrued to him with respect to the unexpired term of this Agreement as if his employment had never been terminated prematurely. In any event, Executive’s obligations under Sections 14, 18 and 19 shall survive termination in accordance with their terms.

3.	The Agreement is hereby amended to add the following new Section 18:

18. Non-Competition :
(a)  Executive shall not during the period of his employment by the Company and for a continuous period of 1 year after cessation of his employment with the Company for whatever reason, for himself or on behalf of, or in conjunction with, any other person, persons, company, partnership, limited liability company, corporation or business of whatever nature:

(i)   engage (as an officer, director, manager, member, shareholder, owner, partner, joint venturer, trustee, or in a managerial capacity, whether as an employee, independent contractor, agent, consultant or advisor, or as a sales representative) in any entity that designs, researches, develops, markets, sells or licenses products or services that are substantially similar to or competitive with the business of the Plastec Group from time to time or as at the date of cessation of Executive’s employment with the Company,

(ii)         call upon any person who is at that time, or within the preceding twelve (12) months has been, an employee of the Plastec Group, for the purpose, or with the intent, of enticing such employee away from, or out of, the employ of the Plastec Group or for the purpose of hiring such person for Executive or any other person or entity, unless any such person’s employment with respect to the Plastec Group was terminated more than six (6) months prior thereto;

(iii)        call upon any person/entity who is then or has been within one year prior to that time, a customer of the Plastec Group, for the purpose of soliciting or selling products or services in competition with the Plastec Group; or

(iv)         call upon any prospective acquisition or investment candidate, on Executive’s own behalf or on behalf of any other person or entity, which candidate was known by Executive to have, within the previous twelve (12) months, been called upon by the Plastec Group or for which the Plastec Group made an acquisition or investment analysis or contemplated a joint marketing or joint venture arrangement with, for the purpose of acquiring or investing or enticing such entity into a joint marketing or joint venture arrangement.

(b)  Because of the difficulty of measuring economic losses to the Company and the Plastec Group as a whole as a result of a breach of the foregoing covenant, and because of the immediate and irreparable damage that could be caused to the Company and the Plastec Group as a whole for which it would have no other adequate remedy, Executive agrees that the foregoing covenant may be enforced by the Company on its own behalf and on behalf of the Plastec Group in the event of breach by him, by injunctions and restraining orders.

(c)  It is agreed by the parties that the foregoing covenants in this Section 18 impose a reasonable restraint on Executive in light of the activities, business and plans of the Company and the Plastec Group as a whole; it is also the intent of the Company and Executive that such covenants be construed and enforced in accordance with any change in the activities, business or plans of the Company and the Plastec Group as a whole throughout the Term.

(d) The covenants in this Section 18 are severable and separate, and the unenforceability of any specific covenant shall not affect the provisions of any other covenant.

(e)  All of the covenants in this Section 18 shall be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of Executive against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement of such covenants; provided, however, that the failure to make payments or benefits to Executive under Section 9 of this Agreement shall constitute such a defense.

(f)  Notwithstanding any of the foregoing, if any applicable law shall reduce the time period during which Executive shall be prohibited from engaging in any competitive activity described in Section 18(a) hereof, the period of time for which Executive shall be prohibited pursuant to Section 18(a) hereof shall be the maximum time permitted by law.

4.	The Agreement is hereby amended to add the following new Section 19:

19. Return of Property:
At such time, if ever, as Executive’s employment with the Company is terminated, he shall be required to participate in an exit interview for the purpose of assuring a proper termination of his employment and his obligations hereunder. On or before the actual date of such termination, Executive shall return to the Company all records, materials and other physical objects relating to his employment with the Company, including, without limitation, all Company credit cards and access keys and all materials relating to, containing confidential information.

5.
This First Amendment to the Agreement shall become effective only upon consummation of the Merger. This First Amendment to the Agreement shall become null and void on the termination of the Merger Agreement prior to the consummation of the transactions contemplated thereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to the Agreement as of December 16, 2010.

SUN LINE INDUSTRIAL LIMITED

By:
Name:
Title:

EXECUTIVE

/s/ TAN, CHIN HIEN
TAN, CHIN HIEN